Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On August 4, 2011

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on Thursday, August 4, 2011, at 11:00 a.m. (Israel time) for the following purposes:

1.	To elect seven members to the Board of Directors of the Company for the coming year.

2.	To appoint Mr. Amir Elstein as the Chairman of the Board of Directors.

3.	To extend the appointment of Mr. Alex Kornhauser to an additional three-year term as an external director.

4.	To approve an increase in the terms of compensation of our directors who are not affiliated with major shareholders of the Company and are not Company employees.

5.
To approve the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2011 and for the period commencing January 1, 2012 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

6.	To approve an amendment to the terms of compensation of our chief executive officer and director, Mr. Russell Ellwanger.

7.	To approve amendments to the Company's Articles of Association related to indemnification of directors and officers.

8.	To approve a revision to the indemnification letter issued to directors and officers of the Company.

9.	To receive the board and management's report on the business of the Company for the year ended December 31, 2010, and to transact such other business as may properly come before the Meeting

Shareholders of record at the close of business on July 5, 2011, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board June 30, 2011

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On August 4, 2011

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Annual General Meeting of Shareholders (the "Meeting") to be held on Thursday, August 4, 2011, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on July 5, 2011.

As of June 26, 2011, we had outstanding 315,381,121 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 1.00 (the "Ordinary Shares").

 We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 5, 2011. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to August 11, 2011  at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Each of Proposals 1, 2, 4, 5, 6, 7 and 8 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

Proposal 3 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to: (i) the majority of votes cast at the Meeting, including at least half of all votes of the non-controlling and non-interested shareholders who are present in person or by proxy and vote on the proposal or (ii) the majority of votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting rights in the Company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 3 (please see the definition of the term “Personal Interest” below under the description of such proposal). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal 3 their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of June 26, 2011, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 315,381,121 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders' agreement pursuant to which they may be able to exercise limited control over certain matters requiring shareholder approval.

Identity of Person or Group	Percent of Class(1)		Percent of Class (Diluted)(2)
Israel Corporation Ltd.	42.54	%(3)	22.10%
Bank Leumi Le-Israel, B.M.	24.83	%(4)	10.17%
Bank Hapoalim, B.M.	24.85	%(5)	10.19%
Delek Group	5.65	%(6)	1.79%
Micron	6.24	%(7)	1.95%

(1)
Assumes the holder’s beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days. Also assumes that no other exercisable or convertible securities held by other shareholders has been exercised or converted into shares of the Company.

(2)	Assumes that all currently outstanding securities to purchase ordinary shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

(3)
Based on information provided by Israel Corporation Ltd, represents 14.3 million shares currently owned by Israel Corporation Ltd, 2.6 million shares issuable upon conversion of debentures, 206.1 million shares issuable upon conversion of capital notes and 0.04  million shares issuable upon the exercise of warrants.

(4)
Based on information provided by Bank Leumi Le-Israel, B.M, represents 4.7 million shares currently owned by Bank Leumi Le-Israel, B.M, 1.4 million ordinary shares issuable upon exercise of warrants and 96.4 million shares issuable upon conversion of capital notes.

(5)
Based on information provided by Bank Hapoalim, B.M represents 4.5 million shares currently owned by Bank Hapoalim, B.M, 1.9 million ordinary shares issuable upon exercise of warrants and 96.4 million shares issuable upon conversion of capital notes.

(6)	Based on information provided by Delek Group, represents 16.6 million shares currently owned by Delek Group and 3.7 million shares issuable upon conversion of debentures.

(7)	Based on information provided by Micron, represents 19.7 million shares currently owned by Micron .

Pursuant to a shareholders' agreement dated January 18, 2001, among Israel Corporation Ltd, SanDisk Corporation, and Macronix International Co., Ltd., under certain terms and conditions,  each of Israel Corporation Ltd, SanDisk and Macronix is obligated, among other things, to vote or cause to be voted all of its respective shares for the election to the Board of Directors of nominees designated by each party, certain nominees recommended by the Board, the election of a designee of the Israel Corporation Ltd to serve as Chairman of the Board (unless agreed to otherwise), and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each party to the agreement agreed to restrictions on the transfer of its shares, including certain rights of first refusal. Nothing in this proxy statement shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Company’s securities, other than the Company’s securities held directly by such party, nor that any such shareholder or other persons or entities constitute a “group”, for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of nine members, seven of whom are elected to the Board of Directors until our next annual meeting and two of whom are External Directors who are appointed by our shareholders for fixed terms pursuant to the Israeli Companies Law. The Board of Directors has nominated the seven directors currently serving on the Board of Directors, all named below, for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

If a properly executed proxy does not give specific instructions with respect to the election of directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees. If any of such nominees is unable to serve (which event is not anticipated), the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger also serves as Chairman of the Board of Directors of our wholly-owned subsidiaries, Tower Semiconductor USA, Inc., Jazz Technologies, Inc. and Jazz Semiconductor and a board member of TowerJazz Japan.   From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Amir Elstein was appointed as Chairman of the Board in January 2009. Mr. Elstein serves as a member of the Board of Directors of Teva Pharmaceutical Industries Ltd., Chairman of the Board of Directors of Israel Corp. and Chairman of the Strategy Committee of the Board of Directors of Israel Corp.  Mr. Elstein serves as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Nir Gilad has served as a director since May 2007.  Mr. Gilad has served as Chief Executive Officer of Israel Corp. since June 2007.  He previously served as Vice-Chief Executive Officer of the Israel Corporation from May 2006 to May 2007.  From 2004-2006, Mr. Gilad served as Vice-Chief Executive Officer of Migdal Holdings Insurance and Financings Ltd., Chief Executive Officer of Migdal Investment Management 2001 Ltd. and chairman of Migdal Capital Markets Ltd.  In addition, from 1999-2003, Mr. Gilad served as General Comptroller of the Treasury Office of the State of Israel.  Throughout the years, Mr. Gilad has been a member and chairman of several boards of directors.  Mr. Gilad holds a B.A. in economics and agricultural management in natural sciences from the Hebrew University of Jerusalem and an M.A. in business administration from Bar Ilan University.

Ron Moskovitz has served as a director since October 2007.  Mr. Moskovitz is the CEO of Quantum Pacific Advisory Limited, a UK based company.  From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, Mr. Moskovitz served as Vice President of Finance of Amdocs Limited.  Between 1994 and 1998, Mr. Moskovitz served in various senior financial positions in Tower Semiconductor Ltd.  Mr. Moskovitz serves as a member of the board of directors of Israel Corporation Ltd. and as chairman of the board of directors of Pacific Drilling S.A. Mr. Moskovitz is a certified public accountant in Israel. He holds a B.A. in accounting and economics from Haifa University and an MBA from Tel-Aviv University.

Kalman Kaufman has served as a director and as a member of our Audit Committee since August 2005.  Mr. Kaufman has served as a member of the Stock Option and Compensation Committee since May 2008 and as chairman since February 2011. Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Sulfurcell, Berlin, Jordan Valley Semiconductors, Medasense and Invisia, and serves as a director in Optimal Test and Whitewater.  He holds engineering degrees from the Technion - Israel Institute of Technology.

 Dana Gross has served as an independent director since November 2008.  Dana is the CEO of Btendo, a developer of personal projection technologies and solutions and a Venture Partner at Carmel Ventures, a leading Israeli Venture Capital firm. From 2006 to 2008, Ms. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Ms. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Ms. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and PoweDsine Ltd.  Ms. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Rami Guzman has served as a director since February 2009.  Mr. Guzman is a director of Bank Leumi Le-Israel, he is a director in several IT companies and serves as consultant to IT and telecom companies. Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

The Board of Directors will present the following resolution at the Meeting:

 "RESOLVED that Mr. Russell C. Ellwanger, Mr. Amir Elstein, Mr. Nir Gilad, Mr. Ron Moskovitz, Mr. Kalman Kaufman, Ms. Dana Gross  and Mr. Rami Guzman are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected and qualified."

The election of the director nominees requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Russell C. Ellwanger, Mr. Amir Elstein, Mr. Nir Gilad, Mr. Ron Moskovitz, Mr. Kalman Kaufman, Ms. Dana Gross and Mr. Rami Guzman to serve as members of the Board of Directors of the Company.

PROPOSAL NO. 2

PROPOSAL TO REAPPOINT MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS

Pursuant to a provision of the Company's Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. The Board of Directors nominated Mr. Amir Elstein to serve as the Chairman of the Board of Directors of the Company until the next annual meeting of the shareholders or until his successor is duly appointed.

The Board of Directors will present the following resolution at the Meeting:

"RESOLVED to appoint of Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of the shareholders or until his successor shall be duly appointed and qualified is hereby approved."

The reappointment of Mr. Amir Elstein as the Chairman of the Board of Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting or until his successor shall be duly appointed and qualified.

PROPOSAL NO. 3

PROPOSAL TO EXTEND THE APPOINTMENT OF AN EXTERNAL DIRECTOR TO
AN ADDITIONAL THREE-YEAR TERM

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, (i) has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company, or (ii) has any commercial or professional relationship, even if such is not regular and ongoing, with any such entity or person to whom an external director cannot have any affiliation, other than negligible ties. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors that are not controlling shareholders or their relatives are of the same gender, then at least one external director must be of the other gender.

The initial term of an external director is three years and may be extended for additional three-year periods. External directors generally may not be removed until they complete their three year term. However, in instances for which it may be necessary to remove an external director, the External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Mr. Alex Kornhauser was appointed as an external director in August  2008 for a three-year term that expires in August 2011. Set forth below is certain information concerning Mr. Alex Kornhauser:

 Alex Kornhauser age 65, has served as an independent and external director, as a member of the Audit Committee since August 2008 and as chairman of the Audit Committee since January 2011.  Mr. Kornhauser has served as a member of the Stock Option and Compensation Committee since June 2009.  Mr. Kornhauser served as Senior VP, General Manager of Global Operations at Numonyx Corporation from March 2008 to August 2010. From January 1978 to March 2008, Mr. Kornhauser held many positions at Intel Corporation from design engineer, project manager, department manager, engineering manager and general manager of certain groups, segments and plants. More specifically, from August 2000 to May 2007 he served as Intel Israel Site GM, from January 2006 until March 2008, he served as VP of the Flash Memory Group, from December 2004 to December 2005 Mr. Kornhauser served as VP of TMG NVM Strategic Segment, from January 2001 to November 2004 he served as VP of TMG F18 Plant Manager and from January 1996 to December 2000, he served as F18 General Manager. Mr. Kornhauser holds a B.S. in electronics from Bucharest Polytechnic Institute in Romania.

The Board of Directors has determined that Mr. Alex Kornhauser has the requisite professional qualifications under the External Director Qualification Regulations. Mr. Alex Kornhauser qualifies as an independent director under Nasdaq.

Upon his appointment, Mr. Alex Kornhauser will receive compensation in the form of  the payment of annual fees and participation fees (per meeting) to the maximum extent permitted under the regulations promulgated under the Israeli Companies Law that govern the payment of external directors (Companies Law Regulations (Rules Regarding the Remuneration and Expenses of External Directors) – 2000 (the “Remuneration Regulations”) and Companies Law Regulations (Matters Which Are Not Deemed Affiliation – 2006 (the "Non-Affiliation Regulations"), as amended by regulations providing special concessions to dual-listed companies, and reimbursement for travel expenses in accordance with the Company's travel reimbursement policy for directors as permitted by the Remuneration Regulations.

In addition, should Proposal 4 below be approved by the shareholders of the Company, Mr. Alex Kornhauser will receive a one-time grant of 75,000 Tenure Options under the 2006 Independent Directors Option Plan.  Said options shall vest over 3 years on a monthly basis until fully vested. The exercise price per option shall be the closing price of the Company’s Ordinary Shares on the Nasdaq on the trading day immediately prior to the date of the shareholders’ approval.  All other terms of said options shall be identical to the terms of the Tenure Options under said plan.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to elect Mr. Alex Kornhauser to an additional three-year term as an external director of the Company commencing August 7, 2011 and to serve until the end of such term or until his respective successor is duly elected and shall qualify, and, subject to approval of Proposal 4 below to grant him a one-time grant of 75,000 options to the Independent Directors Tenure Options under the 2006 Independent Directors Option Plan.”

The election of Mr. Kornhauser as an external director of the Company and approval of the above Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Alex Kornhauser as an external director of the Company for an additional  three-year term commencing August 7, 2011.

PROPOSAL NO. 4

PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF OUR
DIRECTORS WHO ARE NOT AFFILIATED WITH MAJOR SHAREHOLDERS
OF THE COMPANY AND ARE NOT COMPANY EMPLOYEES

The Company’s Audit Committee and Board of Directors approved: (i) the payment of annual fees and participation fees (per meeting) to directors of the Company who are not affiliated with the Company’s major shareholders and are not employees of the Company (each an “Independent Director”) to the maximum extent permitted under the regulations promulgated under the Israeli Companies Law that govern the payment of external directors (Companies Law Regulations (Rules Regarding the Remuneration and Expenses of External Directors) – 2000 (the “Remuneration Regulations”)), as amended by regulations providing special concessions to dual-listed companies; and (ii) reimbursement for travel expenses in accordance with the Company's travel reimbursement policy for directors.

In addition, the Company’s Audit Committee and Board of Directors approved a one-time grant to the Independent Directors of 75,000 Tenure Options under the 2006 Independent Directors Option Plan.  Said options shall vest over 3 years on a monthly basis until fully vested. The exercise price per option shall be the closing price of the Company’s Ordinary Shares on the Nasdaq on the trading day immediately prior to the date of the shareholders’ approval.  All other terms of said options shall be identical to the terms of the Tenure Options under said plan.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to approve the terms of compensation of the Company’s Independent Directors in accordance with the terms as described in the proxy statement circulated in connection with the Meeting.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the terms of compensation of the Company’s Independent Directors.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the terms of compensation of the Company’s Independent Directors.

PROPOSAL NO. 5

PROPOSAL TO APPROVE THE APPOINTMENT
OF INDEPENDENT PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as the Company's independent public accountant for the year ending December 31, 2011 and for the period commencing January 1, 2012 and until the next annual shareholders' meeting. The Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall determine the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of its services.

A representative of Brightman Almagor & Co. will be invited to be present at the Meeting. In addition, the fees paid to Brightman Almagor & Co. for its year 2010 audit and non-audit services shall be reported to our shareholders at the Meeting upon request.

The Board of Directors will present the following resolution at the Meeting:

 "RESOLVED that the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2011 and for the period commencing January 1, 2012 and until the next annual shareholders' meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such auditor in accordance with the volume and nature of its services, is hereby approved."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to determine such auditor's remuneration.

The Audit Committee of the Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2011 and for the period commencing January 1, 2012, and the authorization of the Audit Committee to determine such auditors' remuneration.

PROPOSAL NO. 6

PROPOSAL TO APPROVE AN AMENDMENT TO THE TERMS OF COMPENSATION
OF OUR CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer and a director since May 2005 and serves as Chairman of the Board of Directors of the Company’s wholly-owned subsidiaries, Tower Semiconductor USA, Inc., Jazz Technologies, Inc. and Jazz Semiconductor and a board member of TowerJazz Japan, Ltd. Under Israeli law, the terms of compensation of officers who also serve as members of the Board of Directors of the Company and modifications thereto, require the approval of the Audit Committee, Board of Directors and shareholders of the Company, in such order.

Mr. Ellwanger’s compensation is fully described in the Company’s report on Form 20-F filed on May 17, 2011. It is hereby proposed to revise the following two provisions in his compensation terms: (i) increase his base salary by $50,000 to $600,000 per annum; and (ii) revise his 2011 annual performance bonus matrix as follows:

[0.7*(A)*(2011 annual new base salary outlined above) + 0.3*(B)*(2011 annual new base salary outlined above)] *  1.5, where:

A =	Corporate MBO score calculated after the end of 2011 based on the same matrix that the board approved for the Company employees’ MBO plan for 2011, which can range from 0 to 1.5.

B =	Score to be determined by the Chairman of the Board of Directors of the Company, which can range from 0.5 to 1.5.

•	This performance-based bonus will not exceed 225% of Mr. Ellwanger’s new base salary outlined above.

•
The above bonus matrix is based on the Company’s performance in achieving the goals set in its board approved annual plan and includes financial, business, strategic and operational targets and indices, such as financial results and balance sheet indicators and results, margins, profitability, customer tape-ins and design-wins, execution on strategic opportunities, product development progress and achievement of process qualification milestones, operational efficiencies and employee and customer satisfaction indices.

Except as otherwise set forth hereinabove, the terms of compensation for Mr. Ellwanger which were previously approved by the Company’s shareholders shall remain unchanged. Each of the Audit Committee and the Board of Directors of the Company approved these changes to Mr. Ellwanger’s compensation.

 The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to approve an amendment to the terms of compensation, of our chief executive officer and director.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the terms of compensation of Mr. Russell Ellwanger.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the terms of compensation of Mr. Russell Ellwanger.

PROPOSAL NO. 7

PROPOSAL TO APPROVE AMENDMENTS TO THE COMPANY'S ARTICLES OF
ASSOCIATION

At the Meeting, we will propose to approve amendments to our Articles of Association, in order to allow indemnification and insurance to the full extent permitted by law.

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Israeli Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals per instance of violation is a fine of NIS 1,000,000 (currently equivalent to approximately $293,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Israeli Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to revise our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Israeli Companies Law described above. Accordingly, we propose to revise the "Exemption, Indemnity and Insurance" section of the Company's Articles of Association (Articles 136 through 141) as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that the "Exemption, Indemnity and Insurance" section of the Company's Articles of Association (Articles 136 through 141) of the Company’s Articles of Association be revised with the changes marked below.”

Exemption, Indemnity and Insurance

For the purposes of Articles 136 through 141A, the term "officer" shall mean every director and every officer of the Company defined as a "Nosei Misra" in the Companies Law.

136.          Subject to the provisions of the Companies Law and the Israeli Securities Law,  5728 – 1968 (the "Securities Law"), the Company may resolve in advance to exempt an officer therein from all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company.

137.          Subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed upon him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

 137.1            a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

 137.2            a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had reasonable basis to believe that the act would not harm the Company;

 137.3            a monetary obligation imposed on him in favor of another person;

 137.4             reasonable litigation expenses, including attorneys fees, incurred by the officer as a result of an ongoing administrative enforcement proceeding instituted against him in accordance with the Securities Law. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the officer in favor of an injured party as set forth in Section 52CIV(a)(1)(a) of the Securities Law and expenses that the officer incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

137.5               any other incident for which it is or shall be permitted to insure the liability of an officer.

138.         Subject to the provisions of the Companies Law and the Securities Law –

138.1
The Company may give an undertaking in advance to indemnify an officer therein for an obligation or expense as specified in article 139 below, imposed on or incurred by him in consequence of an act or omission to act in his capacity as an officer of the Company, provided that the undertaking with respect to obligations specified in article 139.1 is limited to events which in the board of directors' opinion are foreseeable in view of the Company's activity at  the time of the indemnity undertaking, and to an amount or degree which the board of directors has determined is reasonable in the circumstances of the case (hereinafter: “an indemnification undertaking”).

138.2.
Without derogating from the provisions of article 138.1 above, the Company may indemnify an officer therein retroactively, for an obligation or expense as specified in article 139 below, imposed or incurred on him in consequence of an act done in his capacity as an officer in the Company.

139.
The indemnification undertaking or indemnity, as mentioned in article 138 above, may be given for an obligation or expense as specified in sub-articles 139.1 to 139.4 below, imposed on or incurred by the officer in consequence of an act or omission to act in his capacity as an officer in the Company, as follows:

139.1
A monetary liability imposed on or incurred by the officer pursuant to a judgment in favor of another person, including a judgment imposed on such officer in a compromise or in an arbitration decision that was approved by a court of law;

139.2
Reasonable litigation expenses, including attorneys’ fees, incurred by the officer due to an investigation or a proceeding instituted against the officer by an authority competent to administrate such an investigation or proceeding, and that was finalized without the filing of an indictment against the officer and without any financial obligation imposed on the officer in lieu of criminal proceedings; or that was finalized without the filing of an indictment against the officer but with financial obligation imposed on the officer in lieu of criminal proceedings of a crime which does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from generality of the foregoing, such expenses will include a payment imposed on the officer in favor of an injured party as set forth in Section 52CIV(a)(1)(a) of the Securities Law of the Securities Law and expenses that the officer incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

139.3
Reasonable litigation expenses, including attorneys professional fees, incurred by the officer or which he is ordered to pay by a court in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal indictment of which he is acquitted, or in a criminal indictment in which he is convicted of an offence not requiring proof of criminal intent.

139.4 Any other obligation or expense for which it is or shall be permitted to indemnify an officer.

                140.        Subject to the provisions of the Companies Law –

140.1
The Company may undertake vis-a-vis an officer of the Company, who holds or held office on the Company’s behalf or on its request as a director in another company in which the Company holds shares, directly or indirectly (hereinafter referred to as “director in the other company”) to indemnify him for an obligation or expense as specified in article 139 above, imposed on him for an act done in his capacity as a director in the other company, provided that the undertaking is limited to types of events which in the board of directors' opinion may be foreseen, at the time of giving the indemnification undertaking, and to an amount which the board of directors has determined is reasonable in the circumstances of the case.

140.2
Without derogating from the provisions of article 140.1 above, the  Company may indemnify a director in the other company retroactively, for an obligation or expense as specified in article 139 above, imposed on him in consequence of an act done in his capacity as a director in the other company.

141.          The provisions of these articles are not such as to howsoever restrict the Company with regard to its entering into an insurance contract or granting an exemption or indemnity:

141.1
in connection with someone who is not an officer in the Company or a director in the other company, including, but without derogating from the generality of the aforesaid, employees, contractors or consultants;

141.2	in connection with an officer in the Company or director in the other Company insofar as the insurance, exemption or indemnity are not specifically prohibited pursuant to any law.

         141A.     Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right on an officer to be indemnified or insured pursuant to Articles 136 through 141 shall be prospective in effect, and shall not affect the Company's obligation or ability to indemnify or in insure an officer for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such applicable law.

The approval of the above proposed resolution under this matter requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the amendments to the Company's Articles of Association.

PROPOSAL NO. 8

PROPOSAL TO APPROVE A REVISION TO THE INDEMNIFICATION LETTER TO
DIRECTORS AND OFFICERS OF THE COMPANY

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. In the past, our audit committee, board of directors and shareholders have approved giving indemnification letters to all our directors and officers.

In light of the recent amendments to the Israeli Companies Law and to the Israeli Securities Law described in Proposal No. 7 above, and provided that our Articles of Association are amended as proposed in such Proposal No. 7, we propose to revise the form of our indemnification letter to ensure that the Company’s directors and officers are afforded protection to the fullest extent permitted by law.  Additionally, we propose to increase the floor of the coverage to $30 million to reflect the substantially increased scope of business, revenue and headcount, among others.  The proposed form of amended indemnification letter is attached hereto as Appendix A. The words proposed to be added are underlined.

Under the Israeli Companies Law, the adoption of the proposed resolutions requires the approvals of the audit committee, board of directors and shareholders, in that order.

The proposed form of amended indemnification letter, as described above, was approved by our audit committee on June 27, 2011 and by our board of directors on June 29, 2011.  Our audit committee and board of directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers, and approved granting the proposed form of amended indemnification letter to our directors and officers.

 At the Meeting, the shareholders will be asked to approve granting the amended indemnification letter in the form of Appendix A hereto to our directors and officers serving from time to time in such capacity. For the avoidance of doubt, if the Proposal No. 7 is not approved, the validity of the existing form of our indemnification letter will not be affected.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, to approve the amended indemnification letter in the form of Appendix A hereto, to be provided to directors and officers of the Company serving from time to time in such capacity.”

The approval of the above proposed resolution requires affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends a vote FOR approval of the proposed resolution approving a revision to the indemnification letter to directors and officers.

REVIEW OF THE COMPANY'S BALANCE SHEET AS OF
 DECEMBER 31, 2010 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2010 and the Consolidated Statement of Income for the year then ended. This financial information may be obtained form the Company's website at www.towerjazz.com under "Investor Relations". Copies will also be mailed to shareholders upon request sent to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel June 30, 2011

Appendix A to the Proxy Statement

Exemption and Indemnification Agreement

Date:        ________, 2011

To:           [OFFICER HOLDER]

Whereas
It is in the best interest of Tower Semiconductor Ltd. (the “Company”) to retain and attract the most capable and talented persons as Officers (Nosei Misra) as defined in the Israel Companies Law – 1999 (“Officers”) and,

Whereas	The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas
You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption and indemnification, to the fullest extent permitted by law and subject to the terms hereof,

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1
Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2	The exemption shall not be valid with respect to any of the following:

1.2.1	any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

1.2.2	any liability, with respect to which you are entitled to receive indemnification hereunder.

2.	Indemnification

2.1
Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1, ~~2.1.2 and 2.1.3~~ through 2.1.5 below, imposed on or incurred by you in consequence of an act or omission to act in your capacity as Officer of the Company (“Indemnifiable Liabilities”), provided that the Company’s undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in Appendix “A” hereto.

2.1.1	any monetary obligation imposed on or incurred by you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

2.1.2
all reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of criminal intent; and

2.1.3
all reasonable litigation expenses, including advocates’ professional fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administrate such an investigation or proceeding that was “finalized without the filing of an indictment” (as defined in Section 260(a)(1A) of the Companies Law – 1999) against you and “without any financial obligation imposed in lieu of criminal proceedings” (as defined in Section 260(a)(1A) of the Companies Law – 1999), or an investigation or proceeding that was finalized “without the filing of an indictment” against you but with a “financial obligation imposed in lieu of criminal proceedings” ~~of~~ with respect to an offence which does not require proof of criminal intent or in connection with a financial sanction; and.

2.1.4
expenses, including reasonable litigation expenses and attorneys’ fees, incurred by you as a result of a proceeding instituted against you in relation to: (i) infringements that may impose financial sanction pursuant to the provisions of Chapter VIII’3 under the Israel Securities Law – 1968; or, (ii) administrative infringements pursuant to the provisions of Chapter VIII’4 under the Securities Law – 1968; or (iii) infringements pursuant to the provisions of Chapter IX’1 under the Securities Law - 1968; and

~~2.1.4~~	2.1.5	payments made by you to an injured party pursuant to an infringement under Section 52CIV(a)(1)(a) of the Securities Law.

The above shall also apply to any obligation or expense specified in Sections 2.1.1, ~~2.1.2 and 2.1.3~~ through 2.1.5 above imposed on you in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law - 1968) (“Subsidiary”) or in consequence of your service as Officer in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law - 1968) (“Affiliate”)

2.2
Notwithstanding the aforesaid, and in accordance with the provisions of the Companies Law – 1999 and the Securities Law – 1968, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.2.1
a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of your duty of loyalty to the Company and/or a Subsidiary or Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company and/or the Subsidiary or Affiliate, as applicable;

2.2.2
a willful breach of your duty of care or reckless disregard for the circumstances or to the consequences of a breach of your duty of care, provided however that a breach of your duty of care solely caused by your negligence shall not be limited by this clause;

2.2.3	an action taken or not taken with the intent of unlawfully realizing personal gain;

2.2.4	a fine, financial sanction or penalty imposed upon you; which cannot by law be indemnified for by the Company and

2.2.5
a proceeding instituted against you pursuant to the provisions of Chapter VIII’3, VIII’4 or IX’1 under the Securities Law - 1968, except as permitted hereunder and in accordance with Section 56VIII(b) the Securities Law – 1968 which cannot by law be indemnified for by the Company.

~~2.2~~	2.3
The Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid, provided however that the total amount of indemnification for each instance of Indemnifiable Liabilities (including all matters connected therewith), shall not exceed 25% of the then current fully paid up equity of the Company and shall not be less than $30 million (in addition to and exclusive of any amounts paid under an insurance coverage).

~~2.3~~	2.4
If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

~~2.4~~	2.5
If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount  to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

~~2.5~~	2.6	Notices and Defense Against Suits

~~2.5.1~~	2.6.1
You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

~~2.5.2~~	2.6.2
The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

~~2.5.3~~	2.6.3
You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

~~2.5.4~~	2.6.4	If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

~~2.5.5~~	2.6.5	The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

~~2.5.6~~	2.6.6
Notwithstanding the aforesaid, the Company shall not have the right to settle without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

~~2.5.7~~	2.6.7
The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by yourself, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

~~2.6~~	2.7
For the removal of doubt, the Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1~~, 2.1.2 and 2.1.3~~ through 2.1.5 above, without limitation to the types of events and the amount specified in Appendix “A”.

~~2.7~~	2.8	Validity

~~2.7.1~~	2.8.1
The Company’s obligations hereunder will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your action or omission to act during your office/employment.

~~2.7.2~~	2.8.2
The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

~~2.8~~	2.9	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours, Tower Semiconductor Ltd. By: Title:

Accepted and agreed to, as of the date
first written above:

____________________
Name: [OFFICER HOLDER]

THE TYPES OF EVENTS SET FORTH BELOW MUST, IN THE OPINION OF THE BOARD, BE FORESEEN IN LIGHT OF THE COMPANY’S ACTIVITIES AT THE TIME THIS AGREEMENT IS SIGNED. ADDITIONALLY, A LIMIT TO THE AMOUNT OF, OR CRITERIA FOR, SUCH INDEMNIFICATION THAT THE BOARD DETERMINED IS REASONABLE UNDER THE CIRCUMSTANCES MUST BE SET.

APPENDIX “A”

1.	The Company’s obligation to indemnify you is limited to the following:

a.	Actions in connection with the management of the Company’s, its Subsidiaries and/or Affiliates’ affairs, in the ordinary course of business.

b.
Matters connected with investments of the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made;

c.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

d.	Actions in connection with the sale or proposed sale of the operations and/or business and/or assets, or part thereof, of the Company, a Subsidiary and/or an Affiliate thereof;

e.
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof, and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

f.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

g.	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

h.
Actions taken in connection with the issuance of any type of securities of Company, or of its Subsidiaries or Affiliates, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

i.
Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Subsidiaries or Affiliates, or claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company, its Subsidiaries and/or Affiliates in the circumstances required under applicable laws.

j.
Actions in connection with the development or testing of products developed by the Company, its Subsidiaries and/or Affiliates, or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims.

k.
Actions taken in connection with the intellectual property of the Company, its Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company’s products infringe on the intellectual property rights or constitute a misappropriation of any third party’s intellectual property rights or trade secrets.

l.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's, its Subsidiaries' and/or Affiliates' businesses.

m.
Actions in connection with laws or any other governmental regulations or orders requiring the Company, its Subsidiaries and/or Affiliates to obtain and/or maintain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

The total amount of indemnification for each case (including all matters connected therewith), shall not exceed 25% of the then current fully paid up equity of the Company and shall not be less than $~~15~~30 million (in addition to and exclusive of any amounts paid under an insurance coverage).